ATS Announces Doug Wright as Chief Executive Officer

12/16/2025

CAMBRIDGE, ON - (BUSINESS WIRE) - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that Doug Wright has been appointed Chief Executive Officer (CEO) and a member of its Board of Directors, commencing on or before January 14, 2026. Mr. Wright’s appointment follows a comprehensive search led by ATS’ Board of Directors.

"We are very pleased to welcome Doug to ATS. His global experience, leadership discipline, and demonstrated success in driving both growth and operational excellence make him an ideal fit for the Company,” said Michael Martino, Chair of the ATS Board of Directors. “Doug’s customer-centric approach and commitment to continuous improvement align strongly with the ATS Businss Model and our long-term value drivers.”

Mr. Wright most recently served as CEO of Indicor, a diversified industrial solutions company known for its market-leading businesses that deliver specialized, mission-critical solutions to niche markets. Prior to this, he was the President and CEO, Building Technologies, at Honeywell International. He was also President and CEO of Source Photonics and has held numerous leadership roles with United Technologies Corporation (now Raytheon Technologies) and Ingersoll Rand.

Through his career, Mr. Wright has a track record of delivering organic growth, margin expansion, and growth through strategic, value-accretive acquisitions. He holds a BS in Mechanical Engineering from Virginia Tech, and an MBA in International Business from the University of North Carolina at Charlotte.

“I’ve been immensely impressed by what I’ve learned thus far about ATS Corporation and its businesses, and I’m looking forward to the opportunity to see firsthand their world-class solutions and meet the global team,” shared Mr. Wright. “Having a solid foundation in the ATS Business Model, a strong senior leadership team, and a broad array of differentiated technologies and solutions, I’m optimistic about where we can take ATS, and proud to be part of the journey.”

Ryan McLeod will continue to serve as interim CEO until Mr. Wright joins ATS. At that point, Mr. McLeod will return to his position as Chief Financial Officer. Added Michael Martino, “We are thankful for Ryan’s leadership over the past six months, and his ability to drive positive results and strategic focus during this interim period.”

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs approximately 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: David Ocampo Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 docampo@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Affairs & Communication ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation